



DETOX EMOCIONAL
Mis sentimientos erróneos
Silvia Olmedo
MISTERIOS DEL AMOR Y EL SEXO
PREGÚNTALE A SILVIA
Silvia Olmedo
!Nuevo libro!
Psicóloga PhD,
Productora de contenidos TV
Conferencias
contrataciones@silviaolmedo.com
A DOS PASOS DE LA LOCURA
Silvia Olmedo

Silvia Olmedo · 3rd

Asociate content producer of Host Terapia de Shock at Televisa. VP Organicontent Content Producer- Los Angeles

Santa Monica, California, United States ·

Contact info

458 connections

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Televisa

Universidad Autonoma de Madrid

Experience

Televisa
8 yrs 7 mos

Asociate content producer
Apr 2019 – Present · 2 yrs 5 mos
Mexico

TV Condutor and writer of Amordidas
Feb 2013 – Present · 8 yrs 7 mos
America

TV Host and content writer of Amordidas, (Unicable).

Psychologist

TV Host, Content Producer.Author Mis Sentimientos Erróneos
Los Misterios del Amor y el Sexo y
Jan 2011 – Present · 10 yrs 8 mos
Televisa Networks

author



tv conductor content producer - Cuentamelove
Televisa
2007 – 2012 · 5 yrs
Mexico

Top Content producer, magazines, internet pages.
Content producer
May 2005 – 2011 · 6 yrs
Américas

Proporcionamos contenido en psicología sexología, salud,
bienestar personal.
Más de 5 millones de lecturas

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www.silviaolmedo.tv
6 yrs

TV Host and content producer for www.silviaolmedo.tv
Jan 2005 – Dec 2008 · 4 yrs
woldwide

1 millón de visitas mensuales- 1 million one million visits a
month

Health Promotion Director
Jan 2003 – Nov 2008 · 5 yrs 11 mos
USA, MEXICO, SPAIN

Director
Development of health promotion programs, Reproductive
Health, Mental Health.

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Education

Universidad Autonoma de Madrid
psicología, pychology, A
2001 – 2006



University of New South Wales

Master's degree, Psychology, Health Promotion

2005 – 2006



